(B) Record of Distributions Paid

VANGUARD TOTAL STOCK MARKET INDEX FUND - INVESTOR SHARE

	Total Distributions
	US$	Yen
The 12th Fiscal Year (1/1/03-12/31/03)	0.327	32.020
The 13th Fiscal Year (1/1/04-12/31/04)	0.445	43.574
The 14th Fiscal Year (1/1/05-12/31/05)	0.473	46.316
The 15th Fiscal Year (1/1/06-12/31/06)	0.524	51.310
The 16th Fiscal Year (1/1/07-12/31/07)	0.602	58.948
The 17th Fiscal Year (1/1/08-12/31/08)	0.586	57.381
The 18th Fiscal Year (1/1/09-12/31/09)	0.515	50.429
The 19th Fiscal Year (1/1/10-12/31/10)	0.530	51.898
The 20th Fiscal Year (1/1/11-12/31/11)	0.562	55.031
The 21th Fiscal Year (1/1/12-12/31/12)	0.720	70.502
2012 End of January	-	-
February	-	-
March	0.140	13.709
April	-	-
May	-	-
June	0.158	15.471
July	-	-
August		-
September	0.167	16.353
October		-
November		-
December	0.255	24.970
2013 End of January		-
February		-
March	0.166	16.255
April		-